================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------

                               SCHEDULE 14D-1/A
                      (Amendment No. 8 - Final Amendment)
              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934

                                      and

                                SCHEDULE 13D/A
                      (Amendment No. 8 - Final Amendment)

                   Under the Securities Exchange Act of 1934
                           ------------------------

                             METROMAIL CORPORATION
                           (Name of Subject Company)

                       GREAT UNIVERSAL ACQUISITION CORP.
                       THE GREAT UNIVERSAL STORES P.L.C.
                                   (Bidders)

                            -----------------------

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                            -----------------------

                                  591680 103
                     (CUSIP Number of Class of Securities)

                            -----------------------

                                 John W. Peace
                Executive Director and Chief Executive Officer
                   of Experian information services division
                       The Great Universal Stores P.L.C.
                        Leconfield House, Curzon Street
                            London, England  W1Y7FL
                               (44) 171 495-0070
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)
                            -----------------------

                                   Copy To:

                             Donald G. Lubin, Esq.
                         Sonnenschein Nath & Rosenthal
                               8000 Sears Tower
                            Chicago, Illinois 60606
                                (312) 876-8000

                                April 13, 1998
            (Date of Event Which Requires Filing of this Statement)

                           CALCULATION OF FILING FEE


                   Transaction
                   Valuation/*/               Amount of Filing Fee
--------------------------------------------------------------------------------
                   $808,605,584                     $161,722
================================================================================

/*/ Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 22,516,996 shares of Metromail Corporation Common Stock, including the associated preferred stock purchase rights ("Shares"), which are outstanding at $34.50 per Share, and 2,087,119 Shares which are subject to outstanding options at $34.50 per Share less the exercise price of such options. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the Shares to be purchased.

[X]       Check box if any part of the fee is offset as provided by Rule 0-11
          (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:  $161,722
          Form or Registration No.: Schedule 14D-1 and Amendment No. 4 to
          Schedule 14D-1
          Filing Party: Great Universal Acquisition Corp. and The Great Universal Stores P.L.C.
          Date Filed:  March 16, 1998 and March 30, 1998

Page 1 of 7 Pages                                        Exhibit Index on Page 7

================================================================================
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

CUSIP No. 591680 103             Schedule 14D-1/A and 13D/A             Page 2 of 7 Pages

-----------------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON            The Great Universal Stores P.L.C.
    I.R.S. IDENTIFICATION NUMBER          N/A
-----------------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX                                                 (a) [  ]
    IF A MEMBER OF A GROUP                                                    (b) [  ]
-----------------------------------------------------------------------------------------
 3  SEC USE ONLY
-----------------------------------------------------------------------------------------
 4  SOURCE OF FUNDS                     WC
-----------------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                     [  ]
-----------------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION           England
-----------------------------------------------------------------------------------------
 7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    20,974,757 shares (including 1,243,501 shares subject to guarantee of delivery)
-----------------------------------------------------------------------------------------
 8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES           [ ]
-----------------------------------------------------------------------------------------
 9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                            91.0%
-----------------------------------------------------------------------------------------
10  TYPE OF REPORTING PERSON                                                 HC and CO
-----------------------------------------------------------------------------------------


CUSIP No. 591680 103             Schedule 14D-1/A and 13D/A             Page 3 of 7 Pages


-----------------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON            Great Universal Acquisition Corp.
    I.R.S. IDENTIFICATION NUMBER
-----------------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX                                                 (a) [  ]
    IF A MEMBER OF A GROUP                                                    (b) [  ]
-----------------------------------------------------------------------------------------
 3  SEC USE ONLY
-----------------------------------------------------------------------------------------
 4  SOURCE OF FUNDS                               AF
-----------------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                     [  ]
-----------------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION          State of Delaware
-----------------------------------------------------------------------------------------
 7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    20,974,757 shares (including 1,243,501 shares subject to guarantee of delivery)
-----------------------------------------------------------------------------------------
 8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES           [ ]
-----------------------------------------------------------------------------------------
 9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                            91.0%
-----------------------------------------------------------------------------------------
10  TYPE OF REPORTING PERSON                                                        CO
-----------------------------------------------------------------------------------------

CUSIP No. 591680 103        Schedule 14D-1/A and 13D/A         Page 4 of 7 Pages

     This Amendment No. 8 (Final Amendment) amends and supplements the Tender Offer Statement on Schedule 14D-1, originally filed on March 16, 1998, as amended by Amendment No. 1 thereto filed on March 19, 1998, Amendment No. 2 thereto filed on March 23, 1998, Amendment No. 3 thereto filed on March 25, 1998, Amendment No. 4 thereto filed on March 30, 1998, Amendment No. 5 thereto filed on March 31, 1998, Amendment No. 6 thereto filed on April 3, 1998 and Amendment No. 7 thereto filed on April 7, 1998 (as so amended, the "Schedule 14D-1") by The Great Universal Stores P.L.C., a corporation organized under the laws of England, and its wholly-owned subsidiary, Great Universal Acquisition Corp., a Delaware corporation (the "Purchaser"), relating to the Purchaser's tender offer for all of the outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated preferred share purchase rights (the "Rights" and together with the Common Stock, the "Shares"), of Metromail Corporation, a Delaware corporation (the "Company"), at $34.50 per Share ($31.50 per Share if the Merger Agreement and the Stock Purchase Agreements, as such terms are defined in the Offer to Purchase, do not continue in full force and effect in accordance with their terms), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of March 16, 1998 (the "Offer to Purchase"), as amended and supplemented by the Supplement to Offer to Purchase, dated as of March 30, 1998 (the "Supplement"), and in the related revised Letter of Transmittal (which together constitute the "Offer"). The Offer to Purchase, the Supplement and the related revised Letter of Transmittal have been filed as exhibits (a)(1),
(a)(14) and (a)(15), respectively, to the Schedule 14D-1. This Amendment also constitutes an amendment to the Schedule 13D filed on March 16, 1998 with respect to the acquisition by Parent and the Purchaser of beneficial ownership of Shares subject to the Stock Purchase Agreements.

     Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1. The item numbers and responses thereto below are in accordance with the requirements of
Schedule 14D-1.

Item 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder.

     Item 5 is hereby amended and supplemented as follows:

          As provided in the Merger Agreement, following completion of the Offer, three members of the Company's Board of Directors will resign and be replaced by six designees of Parent: D. Van Skilling, James Antal, Thomas
     A. Gasparini, John W. Peace, Eric M. Barnes and David G. Bury. Two of the Company's directors, Barton L. Faber and Robert C. McCormack, will remain on the Board pending completion of the Merger.

Item 6.  Interest in Securities of the Subject Company.

     Item 6 is hereby amended and supplemented by adding the following:

          The Offer expired at 12:00 Midnight, New York City time, on Friday, April 10, 1998. Based on information provided by the Depositary, at the expiration of the Offer 12,374,757 Shares (representing approximately 53.7% of the outstanding Shares), including 1,243,501 Shares subject to guarantees of delivery, had been tendered and not withdrawn pursuant to the Offer. On April 13, 1998, the Purchaser accepted such Shares for purchase pursuant to the Offer, and notified the Depositary to promptly pay for the tendered and accepted Shares in accordance with the Offer. After giving effect to the purchase of the Shares tendered and the simultaneous purchase of 8,600,000 Shares from Donnelley pursuant to the Donnelley Stock Purchase Agreement, Purchaser was the beneficial owner of 20,974,757 Shares (including 1,243,501 Shares subject to guarantees of delivery) representing approximately 91% of the outstanding Shares. The information set forth in the Press Release dated April 13, 1998, a copy of which is attached as Exhibit (a)(26), is hereby incorporated herein by reference.

Item 11.  Materials to be filed as Exhibits.

     Item 11 is hereby amended and supplemented by adding the following:

     (a)(26)   Press Release issued by Parent, dated April 13, 1998

CUSIP No. 591680 103        Schedule 14D-1/A and 13D/A         Page 5 of 7 Pages

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  April 13, 1998                  GREAT UNIVERSAL ACQUISITION CORP.



                                       By:      /s/ Thomas A. Gasparini
                                          -------------------------------------
                                                 Name:  Thomas A. Gasparini
                                                 Title:  Vice President and
                                                          General Counsel

CUSIP No. 591680 103        Schedule 14D-1/A and 13D/A         Page 6 of 7 Pages

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 13, 1998                  THE GREAT UNIVERSAL STORES P.L.C.



                                       By:  /s/ John W. Peace
                                            -----------------------------------
                                                Name:  John W. Peace
                                                Title: Director

CUSIP No. 591680 103        Schedule 14D-1/A and 13D/A         Page 7 of 7 Pages

                               INDEX TO EXHIBITS

Exhibit
Number        Exhibit
------        -------

(a)(26) Press Release issued by Parent, dated April 13, 1998